December 9, 2019

Robert Sanchez
Chairman and Chief Executive Officer
Ryder Sytem, Inc.
11690 N.W. 105th Street
Miami, FL 33178

       Re: Ryder Sytem, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 21, 2019
           Form 10-Q for the Fiscal Quarter Ended September 30, 2019 Filed October 30, 2019
           File No. 001-04364

Dear Mr. Sanchez:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results by Business Segment
Fleet Management Solutions, page 45

1. We note the substantially reduced EBT for the FMS segment for each current year period presented relative to the corresponding prior year period, including a significant loss for the three months ended September 30, 2019. You attribute the reduced results to higher depreciation resulting from changes in used vehicle residual value estimates made in the third quarter 2019 and higher losses from used vehicle sales resulting from higher residual value adjustments and lower expected sales prices and volumes. In correlation with your disclosure in "Critical Accounting Estimates" in regard to these items, please expand your discussion of how this trend regarding residual values, depreciation, and deteriorating
 Robert Sanchez
Ryder Sytem, Inc.
December 9, 2019
Page 2
      market conditions for used vehicles is expected to impact future FMS EBT in annual and interim reporting periods. Refer to Item 303(a)(3)(ii) and the introductory paragraph to
      Item 303(b) of Regulation S-K. To the extent appropriate and material, expand your disclosure regarding the above noted trend to the DTS and SCS segments. Financial Resources and Liquidity, page 51

2. Please provide a more robust analysis of the lower working capital needs contributing to the nearly 25% increase in net cash provided by operating activities in the current interim period compared to the corresponding prior year period. Your analysis should explain the reason for the lower working capital needs, and address each working capital item materially contributing to the change and the underlying drivers associated with each.
      Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273 or Doug
Jones, Senior Staff Accountant, at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameRobert Sanchez
                                                           Division of
Corporation Finance
Comapany NameRyder Sytem, Inc.
                                                           Office of Trade &
Services
December 9, 2019 Page 2
cc:       Scott Parker
FirstName LastName